Exhibit 1

Announcement  |  Lisbon  |  05 May 2014

Transfer of PT Portugal shares and Substitution of Issuer of Notes

Following the announcement disclosed to the market on 29 April 2014, Portugal Telecom, SGPS S.A. (“PT”) hereby announces that today it has transferred to a securities account in the name of Oi, S.A. (“Oi”), with the settlement of Oi’s share capital increase, all the shares it held representing PT Portugal, SGPS, S.A. (“PT Portugal”)’s share capital.

Additionally, pursuant to the agreements implementing the changes approved at the meeting held on 18 March 2014 by the holders of the €400,000,000 6.25 per cent Notes due 2016, issued by PT under its €7,500,000,000 Euro Medium Term Note Programme (“Notes”), as of today PT Portugal becomes the issuer and principal obligor of such Notes. The procedure for the substitution of issuer of the Notes with Euronext and the Interbolsa will be completed within two business days.

The contact details of PT Portugal’s appointed representative for the relations with the CMVM and the market are as follows:

Nuno Manuel Teiga Luís Vieira

nuno.t.vieira@telecom.pt

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt